UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals Inc.’s corporate partner, Boston Scientific, announces European launch of its TAXUS™ paclitaxel-eluting stent.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

February 18, 2003

By:

/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FORM 27
Form 25 (Securities Act, 1988 (Saskatchewan))
Form 26 (Securities Act (Newfoundland))

Material Change Report
Under:
Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

Item 1

Reporting Issuer

Angiotech Pharmaceuticals, Inc.

Item 2

Date of Material Change

February 18, 2003

Item 3

Press Release/Publication/Filing

A press release providing notice of the material change was issued on February 18, 2003.

Item 4

Summary of Material Change

Angiotech corporate partner, Boston Scientific, has initiated the launch of its TAXUS™ paclitaxel-eluting stent system in Europe and other international markets. Boston Scientific has acquired worldwide, co-exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and other vascular and non-vascular products.

Item 5

Full Description of Material Change

See attached press release.

Item 6

Reliance on Confidentiality Provisions of the Securities Acts

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Senior Officer

Contact:

David M. Hall, Chief Financial Officer
Telephone:   (604) 221-7676

Item 9

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to in this report.

Dated at the City of Vancouver, in the Province of British Columbia, this 18th day of February, 2003.

Angiotech Pharmaceuticals, Inc.

Per:

/s/ David M. Hall

DAVID M. HALL, CHIEF FINANCIAL OFFICER

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE
NEWS RELEASE
February 18, 2003

BOSTON SCIENTIFIC ANNOUNCES EUROPEAN LAUNCH OF ITS

TAXUS™ PACLITAXEL-ELUTING STENT SYSTEM

Vancouver, British Columbia – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) was notified by its corporate partner, Boston Scientific (“BSC”), that BSC has initiated the launch of its TAXUS™ paclitaxel-eluting stent system in Europe and other international markets. BSC plans to launch the product in the United States later this year.

“The launch of the TAXUS™ Express2™ in Europe signals the arrival of the newest technology in interventional cardiology to combat restenosis, and is supported by the most extensive clinical evaluation of any drug-eluting stent program in the world,” said William L. Hunter, MD, MSc, President and Chief Executive Officer of Angiotech. “We congratulate Boston Scientific on delivering this highly-anticipated technology to patients across the European Community.”

BSC acquired worldwide co-exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and other vascular and non-vascular products.

BSC states that the TAXUS™ product will use the Express2™ coronary stent system as its platform. The Express2™ system was launched in the United States in mid-September and has been very well received. Since then, BSC has reportedly almost quadrupled its share of the U.S. stent market.

The TAXUS clinical program is a series of studies designed to collect data on Boston Scientific’s proprietary polymer-based, paclitaxel-eluting stent technology for reducing coronary restenosis, the growth of neointimal tissue within an artery after angioplasty and stenting. Prior studies have demonstrated promising results by dramatically reducing restenosis. The proprietary polymer on the stent allows for controlled delivery of paclitaxel. Paclitaxel is a multi-functional microtubular inhibitor that controls platelets, smooth muscle cells and white blood cells, all of which are believed to contribute to restenosis. BSC initiated the TAXUS program in 1997.

The TAXUS I trial confirmed safety and reported zero thrombosis and zero restenosis. The TAXUS II trial studied the treatment of de novo coronary lesions and demonstrated both safety and efficacy using the slow- and moderate-release formulations. Significant improvements were seen for clinical, angiographic and intravascular measures of stent performance compared with the bare control stent. The TAXUS III trial, which studied the treatment of in-stent restenosis, also confirmed safety with no thrombosis. The TAXUS IV trial has completed enrollment and nine-month follow-up is underway. This study is designed to assess the safety and efficacy of a slow-release formulation to support regulatory filings for U.S. product commercialization. The TAXUS V trial has received conditional approval from the U.S. Food and Drug Administration to enroll patients and will study a higher risk patient population than TAXUS IV, including patients with smaller vessels and longer lesions. TAXUS VI is studying patients with complex coronary artery disease and recently completed enrollment. BSC has also initiated a transitional registry program (WISDOM) in a number of countries as part of a limited commercial launch of its TAXUS™ paclitaxel-eluting stent system. The TAXUS™ system is the subject of an Investigational Device Exemption and is not currently available for commercial distribution in the United States.

Angiotech Pharmaceuticals, Inc. (www.angiotech.com) is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmacotherapeutics.

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

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Angiotech Pharmaceuticals Contact:

Rui Avelar (investors), ext. 6996

Cindy Yu (media), ext. 6901

(604) 221-7676